

SEC MISSION

07005287

RECD S.E.C.
APR 6 2007
603

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 15962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED APR 06 2007 WASH, D.C. 185 SECTION

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ROBERT BRANDT & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15250 VENTURA BLVD., SUITE 1101
(No. and Street)

SHERMAN OAKS	CALIFORNIA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK A. MILLER, PRESIDENT — (818) 995-0487
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROGERS, VINCENT P.
(Name – *if individual, state last, first, middle name*)

BERNARD KOTKIN & COMPANY, LLP, 533 S. FREMONT AVE., #802,	LOS ANGELES,	CA	90071
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK A. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT BRANDT & CO., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


BEATA KULISH
Commission # 1470573
Notary Public - California
Los Angeles County
My Comm. Expires Feb 17, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT BRANDT & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

BERNARD KOTKIN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
533 SOUTH FREMONT AVENUE, SUITE 802
LOS ANGELES, CALIFORNIA 90071
TELEPHONE (213) 892-9090
TELEFAX (213) 892-9099

ANGELO T. NICODEMO, C.P.A.
SALVATORE J. PORTARO, C.P.A.
VINCENT P. ROGERS, C.P.A.

BERNARD KOTKIN, C.P.A. - FOUNDER

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
THE CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Robert Brandt & Co.
Sherman Oaks, California

We have audited the statement of financial condition of Robert Brandt & Co. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly in all material respects the financial position of Robert Brandt & Co. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Bernard Kotkin & Company LLP

Certified Public Accountants

Los Angeles, California
February 2, 2007

ROBERT BRANDT & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Assets

Current assets:	
Cash and cash equivalents	$ 502,605
Prepaid expenses	2,891
Total current assets	505,496
Office equipment, at cost, less accumulated depreciation of $82,908	-
Total assets	$ 505,496

Liabilities and stockholders' equity

Current liabilities:	
Accounts payable	$ 3,751
Accrued salaries	5,395
Due to clearing organization	386
Contingent value note payable (Note 3)	-
Total current liabilities	9,532
Stockholders' equity:	
Common stock -	
Authorized 50,000 shares at $10 par value per share	
Issued and outstanding - 100 shares	486,666
Retained earnings	9,298
Total stockholders' equity	495,964
Total liabilities and stockholders' equity	$ 505,496

The accompanying notes are an integral part of the financial statements.

ROBERT BRANDT & CO.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenue:	
Commissions earned	$ 491,408
Interest	11,270
Total revenue	502,678
Expenses:	
Consultant fees	81,201
Other employee compensation	143,728
Regulatory fees and expenses	10,337
Clearance fees and expenses	62,451
Occupancy and equipment costs	85,460
Communications	32,627
Promotional costs	7,730
Taxes, other than income taxes	13,059
Other operating expenses	51,809
Total expenses	488,402
Income before provision for income taxes	14,276
Provision for income taxes: (Note 2)	
State	800
Net income	$ 13,476

The accompanying notes are an integral part of the financial statements.

ROBERT BRANDT & CO.

Notes to Financial Statements

December 31, 2006

Note 1: Summary of significant accounting policies:

The Company is an institutional stock brokerage firm which commenced operations in 1970. The Company's clientele are major industrial corporations and financial institutions. The Company operates pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3, using National Financial Services LLC as their fully disclosed clearing agent.

Security transactions and the related commission revenue and expenses are reflected on a settlement date basis.

Cash equivalents consist of highly liquid money-market funds and bank deposits with maturities of less than three months when purchased.

Depreciation of equipment is provided on the straight-line and accelerated methods over the estimated useful lives of the property.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and short-term investments. The Company places its cash and cash investments with high credit quality institutions and, at times, such amounts may be in excess of the FDIC insurance limits.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Income taxes:

On January 1, 1988, the Company became an "S" Corporation. Accordingly, no provision for Federal income tax has been made in the accounts of the Company. Taxable income is passed directly to the Company's stockholders.

Note 3: Contingent value note payable:

Effective August 1, 2005, the sole stockholder sold his shares of the Company pursuant to a Stock Purchase Agreement dated July 8, 2005. As part of the agreement, the Company agrees to pay to the former stockholder over a five year period an amount equal to 33.33% of pre-tax profits as defined in the contingent note agreement. The total amount accrued at December 31, 2006 is $-0-.

Note 4: Commitments:

The Company leases its office space under an operating lease expiring on August 31, 2011, at a current annual rent of $34,695. The future minimum rental expense payments are as follows:

2007	$ 35,158
2008	36,545
2009	37,985
2010	39,527
2011	27,036

Note 5: Net capital requirements:

The Company is subject to the net capital rules (Rule 15c3-1) of The Securities and Exchange Commission, which requires a minimum net capital of not less than $5,000, and the ratio of aggregate indebtedness, as defined, to net capital, as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital ratio was .019431 to 1; its net capital was $490,554, and the required net capital was $5,000.

Note 6: S.E.C. Report:

A copy of the December 31, 2006 Annual Audit Report pursuant to Securities and Exchange Commission Rule 17a-5 is available for examination at the Company's office and at the Los Angeles Regional Office of the S.E.C.

END